Mail Stop 3561

September 3, 2009

John N. Pesarsick
Chief Financial Officer
Portec Rail Products, Inc.
900 Old Freeport Road,
Pittsburgh, Pennsylvania 15238-8250

        Re: Portec Rail Products, Inc.
        File No. 000-50543
        Form 10-Q: For the Quarter ended March 31, 2009
        Form 10-Q: For the Quarter ended June 30, 2009

Dear Mr. Pesarsick:

     We have reviewed your response letter dated August 27, 2009 and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We have also asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

     Please file your response to our comment via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-Q: For the Quarter Ended March 31, 2009

Goodwill and Other Intangible Assets, page 25

We note your response to our prior comment 2. However, we believe that the factors listed in paragraph 8 of SFAS 144 are just examples and are not intended to be an all inclusive list. We believe that the following factors, which are specific to your situation, are changes in circumstances that may indicate that the carrying amount may not be recoverable and that would require testing for recoverability under SFAS 144:

- As of March 31, 2009, the current economic environment had significantly impacted your customer such that they had implemented temporary shutdowns at several operating locations and had recently announced new temporary shutdowns at additional locations.

- As a result of this impact on your customer, sales of your G-Van product to this customer have been and may continue to be negatively impacted.

- As of June 30, 2009, this customer had emerged from Chapter 11 bankruptcy, but had drastically changed its organization structure along with changes in operating locations and shutdowns of additional manufacturing locations.

Accordingly, it would appear that you should have performed an impairment analysis as of March 31, 2009 and June 30, 2009. Please advise.

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You may contact Aamira Chaudhry at 202-551-3389 with any questions. You may also call me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief